October 12, 2012

Mr. Jason Fox

Senior Staff Accountant

Office of Insurance Products Division of

    Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: GE Investments Funds, Inc., Reg. No. 811-04041

Dear Mr. Fox:

On behalf of GE Investments Funds, Inc. (the “Registrant”), we are submitting this letter in response to the staff’s comments provided via telephone on October 10, 2012, regarding the staff’s review of the Registrant’s filings with the Securities and Exchange Commission (the “Commission”). We set forth first the comment and then the Registrant’s response.

Comment 1. The statutory prospectus on the Registrant’s website should include links in the Table of Contents to permit persons to move directly back and forth between each section heading in accordance with Rule 498(e) under the Securities Act of 1933.

Response 2. The Registrant will update the version of the statutory prospectus to include the required Table of Contents.

Comment 2. Form N-PX should be signed on behalf of the Registrant by the principal executive officer.

Response 2. Future filings on Form N-PX will be signed on behalf of the Registrant by the principal executive officer.

Please contact me if you have any questions.

Sincerely,

/s/ Christopher E. Palmer

CEP:jra